pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf - OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Private Placement Completed

Vancouver BC,  June 23, 2016:  Pacific Booker Minerals Inc. has completed 581,000 units of the non-brokered private placement announced on May 5, 2016.  The private placement units consist of one share at a purchase price of $1.00 per share, and one warrant to purchase an additional half of one share at a price of $1.50 per share, exercisable any time prior to 5:00 p.m. Vancouver time on June 27, 2018.  The shares shall not be traded before October 27, 2016.  Proceeds from this private placement total $581,000 and will be used for general working capital.  A total of 20 individuals participated.  No insiders participated in the private placement.  No finders fee or commission was payable for this private placement.

The audited financial statements and the MD&A for the year ended January 31, 2016 have been filed on sedar and the 20-F Annual Report for the year ended January 31, 2016 has been filed on the US SEC’s edgar website.  Both reports are available for downloading on our website at:

http://www.pacificbooker.com/financials.htm.

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On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml